UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to § 240.13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 4)
United Bancorp, Inc.
(Name of Issuer)
Common Stock, par value $1.00 per share
(Title of Class of Securities)
909911109
(Cusip Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	909911109	13G

1	NAMES OF REPORTING PERSON:
United Bancorp, Inc., as Administrator of the United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan

The United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan
- Executive Committee of United Bancorp, Inc., Plan Trustee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: Not applicable.
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United Bancorp, Inc. - State of Ohio Plan Trust - State of Ohio

	5	SOLE VOTING POWER:

NUMBER OF		United Bancorp, Inc. — 0 Plan Trustee — 0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		United Bancorp, Inc. — 0 Plan Trustee — 259,996

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		United Bancorp, Inc. — 0 Plan Trustee — 0

WITH:	8	SHARED DISPOSITIVE POWER:

United Bancorp, Inc. — 347,197 Plan Trustee — 347,197

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

United Bancorp, Inc. — 347,197 Plan Trustee — 347,197

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: Not applicable.

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

United Bancorp, Inc. — 6.60% of 5,256,811 shares of common stock outstanding as of 03/06/10 Plan Trustee — 6.60% of 5,256,811 shares of common stock outstanding as of 03/06/10

12	TYPE OF REPORTING PERSON:

United Bancorp, Inc. - HC United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan — EP

Item 1
Item 2
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person — Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company — United Bancorp, Inc., is an affiliate of the United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan, the trustee of which is the Executive Committee of United Bancorp, Inc. The United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan is an emploee benefit plan in accordance with Rule 13d-1(b)(1)(ii)(F)
Item 8. Identification and Classification of Members of the Group — Not applicable
Item 9. Notice of Dissolution of Group — Not applicable
Item 10. Certification
SIGNATURE

Item 1.
(a)	Name of Issuer:

United Bancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

201 South Fourth Street Martins Ferry, Ohio 43935
Item 2.
(a)	Name of Person Filing:

United Bancorp, Inc., as Administrator of the United Bancorp, Inc. of Martins Ferry,
Ohio Employee Stock Ownership Plan
The United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan –
Executive Committee of United Bancorp, Inc., Plan Trustee

(b)	Address of Principal Business Office:

201 South Fourth Street Martins Ferry, Ohio 43935

(c)	Citizenship: United Bancorp, Inc. — State of Ohio Plan Trust — State of Ohio

(d)	Title of Class of Securities:

Common Stock, par value $1.00 per share

(e)	CUSIP Number: 909911109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☑	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: United Bancorp, Inc. – 347,197 Plan Trustee – 347,197

(b)	Percent of class: United Bancorp, Inc. – 6.60% Plan Trustee – 6.60%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote United Bancorp, Inc. – 0 Plan Trustee – 0

(ii)	Shared power to vote or to direct the vote United Bancorp, Inc. – 0 Plan Trustee – 259,996

(iii)	Sole power to dispose or to direct the disposition of United Bancorp, Inc. – 0 Plan Trustee – 0

(iv)	Shared power to dispose or to direct the disposition of
United Bancorp, Inc. — 347,197 Plan Trustee — 347,197

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person — Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company – United Bancorp, Inc., is an affiliate of the United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan, the trustee of which is the Executive Committee of United Bancorp, Inc. The United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan is an employee benefit plan in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 8.	Identification and Classification of Members of the Group — Not applicable.

Item 9.	Notice of Dissolution of Group — Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2010

United Bancorp., Inc., as Administrator for United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan

By:	/s/ James W. Everson James W. Everson
Chief Executive Officer

Executive Committee of United Bancorp, Inc., as Trustee of United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan

By:	/s/ James W. Everson James W. Everson
Chairman